Exhibit 99.1

RADA reports it will present at the upcoming LD 500 conference, taking place on September 1-4, 2020 and at the H.C. Wainwright 22nd Annual Global Investment Conference taking place on September 14-16, 2020

As previously announced, RADA Electronic Industries Ltd. (the “Company”) will present at the LD 500 conference, taking place on September 1-4, 2020 and at the H.C. Wainwright 22nd Annual Global Investment Conference taking place on September 14-16, 2020. RADA’s CEO, Mr. Dov Sella and RADA’s CFO, Mr. Avi Israel are scheduled to present RADA’s presentation as well as will be available for one on one virtual meetings, as presented in the two conferences web sites.

A copy of the presentation slides, to be used during the presentation, is furnished as Exhibit 99.2 to this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.